Exhibit 99.1

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2022 and December 31, 2021

(Expressed in U.S. dollar, except for the number of shares and per share data)

	June 30, 2022	December 31, 2021

ASSETS
Current Assets
Cash and cash equivalents	$11,481,357	$13,914,982
Short-term investments	524,396	296,158
Accounts receivable, net	9,682,387	9,218,883
Prepayments	1,162,235	394,971
Loans receivable	2,437,895	2,660,668
Due from affiliates	2,533,592	392,305
Other current assets	280,142	375,709
Total Current Assets	28,102,004	27,253,676

Investment in equity method investees	1,836,693	1,993,285
Investment in an equity security	150,000	150,000
Prepayments for a long-term investment	597,193	-
Property and equipment, net	3,597,987	3,923,086
Deposit and prepayment for properties	127,939	181,233
Prepayments for lease of land	325,016	353,347
Intangible assets, net	26,129	30,259
Right of use assets	1,766,401	205,824
Other noncurrent assets	14,930	-
Deferred tax assets	2,107,281	2,176,710
Total Assets	$38,651,573	$36,267,420

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$23,968	$38,933
Advances from customers	27,375	7,432
Income tax payable	2,586,716	2,478,273
Operating lease liabilities, current portion	405,431	88,968
Accrued expenses and other liabilities	895,063	974,801
Total Current Liabilities	3,938,553	3,588,407

Operating lease liabilities, noncurrent portion	1,445,468	112,591
Total Liabilities	5,384,021	3,700,998

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 20,513,423 and 19,453,423 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	2,052	1,946
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively)	550	550
Additional paid-in capital	24,923,046	22,986,975
Statutory reserve	1,199,054	1,199,054
Retained earnings	7,274,435	7,180,891
Accumulated other comprehensive (loss) income	(131,585)	1,197,006
Total Shareholders’ Equity	33,267,552	32,566,422

Total Liabilities and Shareholders’ Equity	$38,651,573	$36,267,420

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Six Months Ended June 30,
	2022	2021
Revenues	$7,295,439	$8,615,572
Cost of revenues	(2,236,718)	(3,147,596)
Gross Profit	5,058,721	5,467,976

Operating Expenses
Selling and marketing expenses	(1,316,733)	(1,957,522)
General and administrative expenses	(3,046,045)	(2,235,044)
Research and development expenses	(153,290)	(416,077)
Total Operating Expenses	(4,516,068)	(4,608,643)

Income from Operations	542,653	859,333

Interest income, net	82,913	65,795
Other (expenses) income, net	(247,327)	119,043
Income Before Income Taxes	378,239	1,044,171

Income tax expenses	(284,695)	(42,612)

Net Income	93,544	1,001,559

Other Comprehensive (Loss) Income
Foreign currency translation adjustment	(1,328,591)	193,677
Comprehensive (Loss) Income	$(1,235,047)	$1,195,236

Weighted average number of ordinary share outstanding
Basic and Diluted	25,976,000	24,933,138

Earnings per share
Basic and Diluted	$0.00	$0.04

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the Six Months Ended June 30, 2022

	Ordinary share				Additional			Accumulated other
	Class A		Class B		paid-in	Statutory	Retained	comprehensive	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	equity
Balance as of December 31, 2021	19,435,423	$1,946	5,497,715	$550	$22,986,975	$1,199,054	$7,180,891	$1,197,006	$32,566,422
Ordinary shares issued in a shelf offering	1,060,000	106	-	-	1,850,368	-	-	-	1,850,474
Share-based compensation expenses	-	-	-	-	85,703	-	-	-	85,703
Net income	-	-	-	-	-	-	93,544	-	93,544
Foreign currency translation adjustments	-	-	-	-	-	-	-	(1,328,591)	(1,328,591)
Balance as of June 30, 2022	20,513,423	$2,052	5,497,715	$550	$24,923,046	$1,199,054	$7,274,435	$(131,585)	$33,267,552

For the Six Months Ended June 30, 2021

	Ordinary share				Additional			Accumulated other
	Class A		Class B		paid-in	Statutory	Retained	comprehensive	Total
	Shares	Amount	Shares	Amount	capital	Reserve	earning	income	equity
Balance as of December 31, 2020	19,435,423	$1,944	5,497,715	$550	$22,775,154	$801,502	$7,339,778	$915,213	$31,834,141
Share-based compensation expenses	-	-	-	-	89,502	-	-	-	89,502
Net income	-	-	-	-	-	-	1,001,559	-	1,001,559
Foreign currency translation adjustments	-	-	-	-	-	-	-	193,677	193,677
Balance as of June 30, 2021	19,435,423	$1,944	5,497,715	$550	$22,864,656	$801,502	$8,341,337	$1,108,890	$33,118,879

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$93,544	$1,001,559
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	128,356	143,028
Writing off accounts receivable	-	323,524
Amortization of right of use assets	183,132	139,217
Recognition of share-based compensation expenses	85,703	89,502
Deferred tax benefits	(29,296)	(485,654)
Equity investment loss	61,774	43
Changes in fair value of short-term investments	234,652	(62,533)
Changes in operating assets and liabilities:
Accounts receivable	(942,164)	(303,213)
Prepayments	(813,023)	420,735
Other current assets	79,119	10,626
Accounts payable	(13,515)	64,575
Advances from customers	20,991	68,888
Income tax payable	235,956	474,650
Accrued expenses and other liabilities	(30,266)	(120,956)
Lease liabilities	(91,584)	(151,123)
Deferred government grants	-	1,127
Net Cash (Used in) Provided by Operating Activities	(796,621)	1,613,995

Cash Flows from Investing Activities:
Purchases of property and equipment	(25,291)	(1,874,496)
Purchases of intangible assets	(15,434)	-
Prepayments for a long-term investment	(617,370)	-
Loans to third parties	(971,712)	(1,390,000)
Repayment of loans from third parties	1,165,041	-
Due from affiliates	(2,233,335)	-
Investments in short-term investments	(996,638)	(838,747)
Proceeds from redemption of short-term investments	533,747	-
Net Cash Used in Investing Activities	(3,160,992)	(4,103,243)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares in connection with a shelf offering	1,850,474	-
Net Cash Provided by Financing Activities	1,850,474	-

Effect of exchange rate changes on cash and cash equivalents	(326,486)	80,693

Net decrease in cash and cash equivalents	(2,433,625)	(2,408,555)
Cash and cash equivalents at beginning of period	13,914,982	15,072,947
Cash and cash equivalents at end of period	$11,481,357	$12,664,392

Supplemental Cash Flow Information
Cash paid for income tax	$78,034	$41,112

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$1,771,361	$199,505

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